VIA EDGAR AND EMAIL

October 4, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention: Tonya K. Aldave

Re:	Eros International Plc Registration Statement on Form F-3 (File No. 333-227380)

Dear Ms. Aldave:

Eros International Plc, an Isle of Man private limited company (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-227380) be accelerated and that it be declared effective October 9, 2018 at 10:00 a.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Prem Parameswaran

Prem Parameswaran

President of North America and Group Chief Financial Officer